08030709

...ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2007 (MM/DD/YY) AND ENDING JUNE 30,2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES CENTER INC.

OFFICIAL USE ONLY
012971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 E STREET
(No. and Street)

AUG 11 2008

CHULA VISTA (City) CA (State) 91910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES BIDDLE 619-426-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BLISS C.P.A.
(Name – *if individual, state last, first, middle name*)

378 E STREET, SUITE B (Address) CHULA VISTA, (City) CA (State) 91910 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E BIDDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE SECURITIES CENTER, INC, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT & CEO

Title

Notary Public

SUZIE E. LEE
Commission # 1787398
Notary Public - California
San Diego County
My Comm. Expires Jan 13, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES CENTER, INC.
Chula Vista, California

FINANCIAL REPORT
June 30, 2008

ROBERT J. BLISS
Certified Public Accountant
Chula Vista, California

CONTENTS

PAGE

Accountant's Report 1
Statement on Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Changes in Liabilities
Subordinated to Claims of General Creditor 4
Statement of Cash Flow 5
Notes to Financial Statements 6

Supplementary Information 7
 Computation of Net Capital 8
 Reconciliation with Company's Computation of
 Net Capital 8
Computation for Determination of Reserve Requirements 9
Information Relating to the Possession or Control Requirements 9

Internal Accounting control 10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Robert J. Bliss
CERTIFIED PUBLIC ACCOUNTANT

378 "E" STREET, SUITE B   CHULA VISTA, CA 91910
Office (619) 585-7595 • Fax (619) 585-7597

License #OC73717

Board of Directors
The Securities Center, Inc.
Chula Vista, California

I have examined the Statement of Financial Condition of The Securities Center, Inc. as of June 30, 2008 and the related Statements of Income, Changes in Stockholders' Equity, Cash Flow, and changes in Liabilities Subordinated to Claims of General Creditors for the year then ended. These financial statements are the responsibility of the company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Center, Inc. as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bliss
Certifies Public Accountant
Chula Vista, California
July 31, 2008

THE SECURITIES CENTER, INC.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash		$39,390
Receivables from brokers and dealers		
And clearing organizations		97,289
Marketable Securities(at market value)		169,602
Prepaid expenses		0
Total Assets		$306,281

LIABILITIES ANS STOCKHOLDERS' EQUITY

Accrued Commissions Payable		$77,268
Payroll Taxes Payable		5,496
Accounts Payable		15,586
Total Liabilities		98,350
Stockholders' Equity		
Common Stock	$110,972	
Paid Capital	15,960	
Retained Earnings	80,999	
Total Stockholders' Equity		207,931
Total Liabilities and Stockholders' Equity		$306,281

The Accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
Statement of Income
For the year ended June 30, 2008

Revenues		
Commissions & Fees		$1,875,601
Capital Gain(loss)		(11,026)
Unrealized Gain(loss)		(28,008)
Rental Income		3,600
Interest		183
Dividends		3,317
Total Income		$1,843,667
Expenses		
Officer Salaries	$98,340	
Other Employee Compensation and Benefits	120,701	
Commissions to registered Representatives	1,294,287	
Regulatory Fees	6,676	
Professional Fees	3,750	
Clearing Cost	117,319	
Other Operating Expenses	161,350	
		1,802,423
Income (Loss) before Income Taxes		41,244
Provision for Income Taxes		(12,133)
Net Income (Loss) after taxes		$29,111

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30,2008

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Totals
Balance at 07/01/07	$110,972	$15,960	$51,888	$178,820
Net Gain(Loss)	0	0	29,111	29,111
Balance at 06/30/08	$110,972	$15,960	$80,999	$207,931

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended June 30,2008

Subordinated liabilities at July 1, 2007	-0-
Changes	-0-
Subordinated Liabilities at June 30,2008	-0-

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
STATEMENT OF CASH FLOW
For the year ended June 30 2008

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)		$29,111
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation (non-cash)		13,005
Increase in receivables		(1,080)
Decrease in prepaid taxes		0
Increase in accounts payable		4,013
Increase in marketable securities		(21,379)
Net Cash Provided (Used) by Operating Activities		23,670
Purchases of Equipment	$13,005	
CASH FLOWS FROM (USED IN) OTHER ACTIVITIES		13,005
NET INCREASE IN CASH		10,665
CASHAT BEGINNING OF FISCAL YEAR		28,725
CASH AT END OF FISCAL YEAR		39,390

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
This report covers the year ending June 30, 2008

1. GENERAL

The company is a securities broker-dealer, which was incorporated on July 6, 1983 under the laws of the State of California. The company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

The company records revenue on a settlement day basis, generally the third business day following the transaction date. Securities transactions of the company are on a trade date basis. Marketable securities are valued at market, and the difference between cost and market is included in income.

3. ORGANIZATION COSTS

Organization costs were amortized over five years on a straight-line basis. Amortization has been completed.

4. RESERVE REQUIREMENTS

The company is exempt from the provisions of Rule 15c3-3. It does not maintain physical custody of securities. Because of the exemption, the company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2008 the Company had net capital of $181,057, which was $174,400 in excess of its required amount of $6,657. The aggregate indebtedness to net capital ratio was .54 to 1.

6. DEPRECIATION

The company purchased office equipment in 2006 for $2,085 and $13,005 in 2007. This equipment has been expenses for financial reporting and for income tax reporting in 2006 and 2007.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

THE SECURITIES CENTER, INC.

As of June 30, 2008

THE SECURITIES CENTER, INC.
COMPUTATION OF THE NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2008

NET CAPITAL	
Total Stockholders' equity	$207,931
Additions	
Deductions and/or charges	
Net capital before haircuts on securities positions	207,931
Haircuts on securities	(26,874)
Net Capital	$181,057
AGGREGATE INDEBTEDNESS	
From statement of Financial Condition	
Payable and accrued expenses	$98,350
Total aggregate indebtedness	$98,350
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3%)	$6,657
Minimum net dollar capital required	5,000
Net capital required	6,657
Excess net capital at 1500%	
Excess net capital at 1000%	
Ratio: Aggregate indebtedness to net capital	54%

RECONCILIATION WITH COMPANY'S COMPUTATION
(of net capital in part IIA of Form x-17A-5 as of June 30, 2008)

Net Capital per company	$181,057
Adjustments	0
Net Capital per Audit	$181,057

THE SECURITIES CENTER, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2008

The company is exempted from computation under the SEC Rule 15c3-3(k) (2) (ii) exemptive provision.

INFORMATION RELATING TO PROSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-3

Not applicable, exempt under the SEC Rule 15c3-3(k) (2) (ii)

Robert J. Bliss
CERTIFIED PUBLIC ACCOUTANT

378 "E" STREET, SUITE B CHULA VISTA, CA 91910
Office (619) 585-7595 • Fax (619) 585-7597

License #OC73717

REPORT OF INTERNAL ACCOUNTING CONTROL

Board of Directors
The Securities Center, Inc.
Chula Vista, California
July 31,2008

I have examined the financial statements of The Securities Center; Inc. for the year ended June 30, 2008 and has issued my report thereon dated July31, 2008. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. This study and evaluation included the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).

Since the company does not carry customers account, I did not review the requirement for prompt payment for securities, the possession or control practices, or the procedures regarding quarterly securities examinations, counts, verifications and comparisons and the recordation of differences.

The management of the company is responsible for establishing and maintaining a system of internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarding against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles

Because of inherent limitations in any internal accounting, control system or the practices and procedures referred to above, errors and irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

REPORT ON INTERNAL ACCOUNTING CONTROL

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system in internal accounting control of The Securities Center, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

Robert J. Bliss
Certifies Public Accountant
Chula Vista, California

END